SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 19/20

Establishment of Annual Permitted Revenues (“APR”) for the 2020-2021 cycle

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), in compliance with CVM Instruction 358/2002, informs its shareholders and the market in general that, by means of Homologatory Resolution No. 2,725, of July 14, 2020, the Brazilian Electricity Regulatory Agency (“Aneel”)  established the Annual Permitted  Revenue (“APR” ) for electricity transmission assets for the 2020-2021 cycle, effective from July 1, 2020.

According to the aforementioned resolution, the APRs of the transmission assets of Copel Geração e Transmissão S.A (“Copel GeT”) for the 2020/2021 cycle are now R$777.2 million, of which R$703.4 million correspond to revenue from assets in operation (R$582.9 million in the previous cycle), representing an increase of R$194.3 million (+ 20.7%). The remaining RAP of R$73.8 million, referring to projects under construction, will only be received as of the beginning of the commercial operation of the projects.

Additionally, considering the APRs approved for Specific Purpose Company (“SPC”) in which Copel GeT has an equity interest, the total consolidated value for Copel GeT is now R$1,146.0 million (R$880.5 million in the previous cycle), representing an increase of R$265.5 million (+ 30.2%).

Contract Tariff Review 060/2001

The readjustment in APR  at Copel GeT mentioned above includes the result of the periodic tariff review process of Concession Contract No. 060/2001, in accordance with Homologatory Resolution No. 2,715, of June 30, 2020. As a result of this process, the tariff repositioning index of contract no. 060/2001 was 10.16% in relation to the APR  in force for the 2018-2019 cycle (Homologatory Resolution no. 2.408 / 2018), with the result of the difference between the RAPs being updated to the base date June 2020 and will be incorporated through the Adjustment Portion (“AP”) in the last 3 years of the cycle, that is, between July 2020 and June 2023, and the adjustment portion related to the 2020-2021 cycle is included in the ratified APR by Homologatory Resolution No. 2,725 / 2020.

RBSE - Remuneration of the Financial Component at the Cost of Equity

As determined by Aneel, as of the 2020/2021 cycle, the remuneration portion of RBSE's financial component will be remunerated at the cost of equity (“Ke”), as provided for in MME Ordinance No. 120/16. The amount not received in the last three cycles (2017-2020) will be incorporated in the next 3 cycles (2020-2023) through AP.

Curitiba, July 15, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 15, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.